Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

March 18, 2022

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that, as of the date hereof, Banco de Galicia y Buenos Aires S.A.U. (the “Bank”), a subsidiary of Grupo Financiero Galicia S.A., has transferred all of the remaining interests in Prisma Medios de Pagos S.A. (“Prisma”) held by the Bank to AI ZENITH (Netherlands) B.V., an affiliate of Advent International Global Private Equity (the “Transaction”). The transfer of the remaining interests held by Prisma in connection with the Transaction represents approximately 7.4% of Prisma´s issued and outstanding capital stock.

The amount to be paid in connection with the Transaction is approximately $54,358,200 (United States Dollars) and will be paid as follows: (i) 30% in Pesos, as adjusted by an applicable CER (UVA) rate, plus a nominal annual rate of 15%, and (ii) 70% in U.S. Dollars, at a nominal annual rate of 10% and having a term of six years.

It is noted that this notice is being provided in connection with the previously filed notice that was made available on or around October 1, 2021.

In addition, and supplementary to the notice that was previously filed and made available on or around January 22, 2019, it is hereby further noted that, in connection with the Transaction, it has been agreed by the relevant parties that a portion of the consideration payable in connection with the sale of 51% of Prisma’s issued and outstanding capital stock will be paid in two installments, with such payment terms extending to the years 2026 and 2027, as applicable.

The Transaction is not expected to have an impact on the normal operation of the Bank’s business.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which such original Spanish document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com